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                                                                       EXHIBIT 8


October 18, 2000




BY HAND
PERSONAL AND CONFIDENTIAL

Whitney Holding Corporation
Attention:  Mr. William L. Marks
228 St. Charles Avenue
New Orleans, Louisiana 70130

Prattville Financial Services Corporation
Attention:  Mr. J. B. Striplin
124 W. Main Street
Prattville, AL  36067

Dear Messrs. Marks and Striplin:

This opinion is being furnished to you in connection with the proposed acquisition of Prattville Financial Services Corporation ("Holding") and its wholly-owned banking subsidiary, the Bank of Prattville ("Bank"), by Whitney Holding Corporation ("Whitney"), which will be completed on ___________ ("the Effective Date"). You have requested our opinion concerning the following:

o That the merger of Holding into Whitney will qualify as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended ("the Code").

o That the exchange of Holding common stock to the extent exchanged solely for Whitney common stock will not give rise to gain or loss for federal income tax purposes to the holders of Holding common stock with respect to such exchange.

o That the merger of Bank into Whitney National Bank ("WNB"), a wholly-owned banking subsidiary of Whitney, will qualify as a reorganization under Section 368(a)(1)(A) of the Code.

RELIANCE ON CERTAIN FACTS, ASSUMPTIONS, AND REPRESENTATIONS

You have asked for our opinion on the federal income tax consequences to Whitney, Holding, Bank, WNB and the stockholders of Holding. In rendering our opinion, we have relied upon the accuracy and completeness of the facts, assumptions, and information as contained in the Agreement and Plan of Merger dated as of August 8, 2000 (in each case, without regard to any limitation based on Whitney's or Holding's knowledge or belief) ("Plan of Merger"), including all exhibits attached thereto, the Registration Statement

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on Form S-4, and the representations made by and on behalf of Holding, Bank,
Whitney, and WNB. You have represented that such facts, assumptions, and representations are true, correct, and complete. However, we have not independently audited or otherwise verified any of these facts, assumptions, or representations. A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions, or representations upon which we have relied may require a modification of all or a part of this opinion. We have no responsibility to update this opinion for events, transactions, circumstances, or changes in any of such facts, assumptions, or representations occurring after this date.

PREMISE OF OPINION

Our opinion is based solely on our interpretation of the Code; U.S. federal income tax regulations thereunder; relevant judicial decisions; and guidance issued by the Internal Revenue Service (the "Service") including revenue rulings and revenue procedures; and other authorities that we deemed relevant; in each case as of the date of this opinion.

U.S. federal income tax laws and regulations, and the interpretations thereof, are subject to change, which changes could adversely affect this opinion. If there is a change in the Code, the regulations thereunder, the administrative guidance issued thereunder, or in the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be reevaluated in light of any such changes. Our opinion is as of the date of this letter and we have no responsibility to update this opinion for changes in applicable law or authorities occurring after this date.

Our opinion does not address the potential tax consequences of any transactions, events, or circumstances other than the transactions as described herein. In addition, our opinion is limited to the U.S. federal income tax consequences set forth below. Our opinion does not address any non-income, state, local, or foreign tax consequences of the transactions. We also express no opinion on non-income tax issues, such as corporate law or securities matters.

This opinion does not address the U.S. federal income tax consequences of the transactions to any Holding common stockholder that has a special status, including (without limitation) insurance companies; financial institutions; broker-dealers; foreign corporations; estates and trusts not subject to U.S. federal income tax on their income regardless of source; and persons who are not citizens or residents of the United States; and persons who acquired stock as the result of the exercise of an employee stock option, pursuant to an employee stock purchase plan, or otherwise as compensation.

Our opinion is not binding on the Service, and there can be no assurance that the Service will not take positions contrary to such opinion or will not be successful in sustaining such contrary positions. However, should the Service challenge the U.S. federal income tax treatment of the matters discussed below, our opinion reflects our assessment of the probable outcome of litigation based solely on an analysis of the existing authorities relating to such matters.

This opinion is solely for the benefit of Holding, the shareholders of Holding, Whitney, Bank, and WNB and is not to be relied upon by anyone else. We assume no responsibility for tax consequences, or any other consequences, to any other parties to the transactions or to other persons. Instead, any other such parties or persons should consult and rely upon the advice of their own counsel, accountant, tax advisor or other advisors. Except to the extent expressly permitted hereby and without the prior written consent of Arthur Andersen LLP, ("Andersen") this document may not in whole or in part be disclosed or quoted, nor otherwise referred to in any documents. Disclosure by client to a taxing authority in the event of a penalty assertion
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by such authority is permitted, however. Notwithstanding anything herein to the contrary, (i) no restriction herein is intended to be nor shall be construed as a condition of confidentiality as such term is used in IRC Sections 6011, 6111, 6112 and the regulations thereunder; and (ii) any corporation has Andersen's authorization to disclose to any and all persons, without limitation of any kind, any entity, plan, arrangement or transaction referenced in this document it being such corporation's duty to ascertain whether any further authorization is needed from Holding, the shareholders of Holding, Whitney, Bank, and WNB or others.

PROPOSED TRANSACTIONS

Our understanding of the proposed transactions, as described in the Plan of Merger, is as follows:

         A. Holding will be merged with and into Whitney ("Company Merger") on the Effective Date and at the Effective Time pursuant to the Louisiana Business Corporation Law and the Delaware General Corporation Law.

         B. On the Effective Date and pursuant to the Company Merger, except for shares of Holding common stock as to which dissenter's rights have been perfected and not withdrawn or otherwise forfeited, and except for shares held by Holding as treasury shares which shall by reason of the Company Merger be canceled, each issued and outstanding share of Holding common stock shall be converted into shares of Whitney common stock based on the terms contained in section 2 of the Plan of Merger. As a result of the Company Merger, the stockholders of Holding will own less than 5% of the outstanding stock of Whitney. In lieu of issuing fractional shares of Whitney common stock as a result of the Company Merger, common stockholders of Holding will be entitled to receive a cash payment equal to such fractional share multiplied by the designated value of a share of Whitney common stock.

         C. Subsequent to the Company Merger, Bank will be merged with and into WNB ("Bank Merger") under the Articles of Association of WNB pursuant to the provisions of 12 U.S.C. Section 215a, et. seq. and the banking laws of the State of Alabama. No additional shares of WNB stock will be issued, and all of the outstanding stock of Bank will be canceled, as a result of the Bank Merger. The Bank Merger shall become effective at the time specified or permitted by the Comptroller in a certificate or other written record issued by the Office of the Comptroller of the Currency.

OPINION

Based upon all of the foregoing, including representations of the management of Whitney, WNB, Holding, and Bank, it is our opinion that:

         a) The merger of Holding with and into Whitney, as described above, will constitute a reorganization under Section 368 of the Code (Section 368(a)(1)(A)).

         b) Holding and Whitney each will be "a party to a reorganization" (Section 368(b)).

         c) No gain or loss will be recognized by the common stockholders of Holding on the receipt of solely Whitney common stock in exchange for surrendered Holding common stock pursuant to the plan of reorganization (Section 354(a)(1)).
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         d)       The tax basis of the Whitney common stock received by Holding common stockholders will be the same as the basis of the Holding common stock surrendered in exchange therefor, decreased by the amount of basis allocated to the fractional shares that are deemed received by the stockholder and redeemed for cash (Section 358(a)(1)).

         e) The holding period of the Whitney common stock received by the Holding common stockholders will include the period during which the Holding common stock surrendered in exchange therefor was held, provided that the Holding common stock is held as a capital asset in the hands of the Holding stockholders on the Effective Date (Section 1223(1)).

         f) The payment of cash in lieu of fractional share interests of Whitney common stock will be treated as if each fractional share was distributed as part of the exchange and then redeemed by Whitney. Subject to the conditions and limitations of Section 302(a) of the Code, these cash payments will be treated as having been received as distributions in full payment in exchange for the Whitney common stock. Any gain or loss recognized upon such exchange (as determined under Section 1001 and subject to the limitations of Section 267) will be capital gain or loss provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder (Rev. Rul. 66-365 and Rev. Proc. 77-41).

         g) Each shareholder of Holding who dissents from the merger transaction involving Holding and Whitney, and receives cash in exchange for his shares of Holding common stock, will be treated as receiving such payment (other than any amounts constituting interest, which will be treated as ordinary income) in complete redemption of his shares of Holding, provided such shareholder does not actually or constructively own any Holding common stock after the exchange under the provisions and limitations of Section 302.

         h) No gain or loss will be recognized by Holding on the transfer of all of its assets to Whitney solely in exchange for Whitney common stock and cash in lieu of fractional shares which is subsequently distributed to Holding common stockholders pursuant to the plan of reorganization (Section 361).

         i) No gain or loss will be recognized by Whitney on the receipt by Whitney of substantially all of the assets of Holding in exchange for Whitney stock (Section 1032(a)).

         j) The tax basis of Holding's assets in the hands of Whitney will be the same as the basis of those assets in the hands of Holding immediately prior to the merger (Section 362(b)). The tax basis of Holding's assets in the hands of Whitney will not be increased by any cash paid to dissenters or cash paid in lieu of fractional shares.

         k) The holding period of the assets of Holding in the hands of Whitney will include the period during which such assets were held by Holding (Section 1223(2)).

         l) The merger of Bank with and into WNB, as described above, will constitute a reorganization under Section 368 of the Code (Section 368 (a)(1)(A)).

         m) WNB and Bank will each be a "party to a reorganization" (Section 368 (b)).

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         n)       No gain or loss will be recognized by Whitney or WNB on the merger of Bank into WNB (Section 1032).

         o) No gain or loss will be recognized by Bank on the transfer of all of its assets to WNB pursuant to the plan of reorganization (Section 361).

         p) The tax basis of Bank's assets in the hands of WNB will be the same as the basis of those assets in the hands of Bank immediately prior to the transaction (Section 362(b)).

         q) The holding period of the assets of Bank in the hands of WNB will include the period during which such assets were held by Bank (Section 1223(2)).

We express no opinion on the impact, if any, on any other sections of the Code, including but not limited to Section 382, other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In analyzing the authorities relevant to the potential tax issues outlined in the opinion we have applied the standards of "substantial authority" and "more likely than not the proper treatment," as used in Section 6662 under current law. Based upon our analysis, we have concluded that there is substantial authority for the indicated tax treatment of the transaction, and we also believe the indicated tax treatment of the transaction is more likely than not the proper treatment.

Very truly yours,

ARTHUR ANDERSEN LLP



By
    Charles A. Giraud III

cc:    Joseph S. Schwertz, Jr., Esq.
       Teresa Z. Lygate
       Patrick J. Butler, Jr., Esq.
       Robert E.L. Gilpin, Esq.
       Scott Pierce, Esq.
       Elizabeth M. Lestelle